20010437

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[A]NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMO Investment Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 S. LaSalle Street Floor 11 West
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie Lake — (312) 461-5126
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 03 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Stephanie Lake, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO Investment Distributors, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNA L. ENG
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires Mar 09, 2023

Stephanie Lake
Signature

Chief Financial Officer
Title

Anna L. Eng
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BMO INVESTMENT DISTRIBUTORS, LLC
(A wholly owned subsidiary of BMO Financial Corporation)
December 31, 2019

Table of Contents

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
BMO Investment Distributors, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BMO Investment Distributors, LLC (the Company) as of December 31, 2019 and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Dissolution of the Company

As discussed in Note 8 to the financial statements, the Company has ceased to act as the mutual fund distributor for the BMO Mutual Funds. The Company's intermediary sales operations have transferred to a related entity. The Company expects to be dissolved in 2020, at which time all remaining net assets will be distributed to BMO Financial Corp, the Company's Parent.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2012.

Chicago, Illinois
March 2, 2020

BMO INVESTMENT DISTRIBUTORS, LLC
(A Wholly-Owned Subsidiary of BMO Financial Corp.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

Assets		
Cash and cash equivalents	$	887,502
Investment securities, at fair value		4,994,920
Deferred tax asset, net		406,176
Accounts receivable from affiliates		253,700
Prepaid expenses		132,318
Other assets		3,628
Total Assets	$	6,678,244
Liabilities		
Accrued compensation and related benefits	$	1,910,859
Accounts payable and accrued expenses		413,190
Accounts payable to affiliates		145,614
Total Liabilities	$	2,469,663
Member's Capital		
Additional paid-in capital	$	10,110,000
Accumulated deficit		(5,901,419)
Total Member's Capital	$	4,208,581
Total Liabilities and Member's Capital	$	6,678,244

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

BMO Investment Distributors, LLC (the "Company") is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). The Company is a wholly owned subsidiary of BMO Financial Corp. ("BFC" or the "Parent"), a Delaware corporation, which is a wholly owned subsidiary of Bank of Montreal ("BMO").

The Company was formed on October 4, 2007 and is organized as a Wisconsin limited liability company. The Company acts as a mutual fund distributor to the BMO Mutual Funds ("BMO Funds") and also maintains an Intermediary Sales group. On May 27, 2014, the firm filed a Continuing Member Application (the "Application") with FINRA pursuant to NASD Rule 1017 requesting a material change in business operations which was granted on November 21, 2014.

The Application allowed for the Company to expand its business through increasing the number of associated persons and offices, establishing a networking agreement with its affiliate BMO Harris Bank, N.A. ("BHB", or the "Bank"), referring private placement investment products, and providing retirement planning education to plans and plan participants.

2. Summary of Significant Accounting Policies

Basis of accounting

The Company maintains its financial records in U.S. dollars. These financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents

Cash represents funds held in the Company's bank account for firm operating activities. As of December 31, 2019, $887,502 was deposited in a BMO affiliated demand deposit account.

Investment securities

Investment securities consist of U.S. treasury bills recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 940, "*Financial Services – Brokers and Dealers*".

Income taxes

The Company is included in the consolidated tax returns of BFC, which files its income tax returns in the U.S. and various state jurisdictions. Under terms of the tax-sharing agreement with BFC, the Company records provisions for income taxes as if it were a separate company and shall receive payment from or make payment to BFC based upon its current tax liability or benefit.

FASB ASC Topic 740, "*Income Taxes*", establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact the Company's financial position or the Company's results of operations.

Leases

The Financial Accounting Standards Board ("FASB") issued ASU 2016-02, "*Leases (Topic 842)*" in February 2016. This guidance clarifies the definition of a lease, and requires significant changes to accounting for operating leases by requiring lessees to record right-of-use assets and lease liabilities on the balance sheet, with an optional exception for short-term leases. The new guidance

also specifies that the sale component of a sale-leaseback transaction is now to be evaluated under the revised revenue standard in order to determine whether it meets the requirements of a sale. When the sale requirements are met, gains and losses on sales are recognized immediately in earnings. New qualitative and quantitative disclosures about the amount, timing, and uncertainty of cash flows arising from leases are now required. The Company adopted this guidance in the first quarter of 2019 by applying the requirements of the new standard at the adoption date, as permitted by ASU 2018-11 "Leases - Targeted Improvements". There was an immaterial impact to the Company's results of operations and financial condition.

3. Fair Value Measurements

FASB ASC 820, *"Fair Value Measurement"*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820 is used to measure fair value. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with FASB ASC 820.

Level 1 – Quoted prices for *identical* instruments in active markets.

Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable.*

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

As of December 31, 2019, the Company's investment securities measured at fair value consisted of the following:

	Level 1	Level 2	Level 3	Total at Fair Value
US Treasury securities	$ 4,994,920	$ —	$ —	$ 4,994,920
Total	$ 4,994,920	$ —	$ —	$ 4,994,920

There were no transfers between levels during the year ended December 31, 2018.

The fair value of government issued or guaranteed debt securities in active markets is determined by reference to recent transaction prices, broker quotes or third-party vendor prices.

4. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets, at December 31, 2019 are presented below:

Deferred tax assets		
Deferred employee compensation	$	266,055
State tax loss carryforward		15,684
Employee Benefit Plans		58,442
Other assets		82,248
Gross deferred tax assets	$	422,429
Valuation allowance		(16,175)
Deferred tax assets, net of valuation allowance	$	406,254
Deferred tax liabilities		
Depreciable assets	$	(78)
Gross deferred tax liabilities	$	(78)
Net deferred tax assets	$	406,176

A valuation allowance of $16,175 exists at December 31, 2019 to offset a portion of the Company's state deferred tax assets and state tax loss carryforwards. The valuation allowance increased by $7,868 in 2019 as the Florida and Missouri valuation allowances on net operating losses exceeded the release of the consolidated group's Illinois valuation allowance on net operating losses. Based on expectations of future taxable income and available tax planning strategies, management believes that the realization of the deferred tax assets, with the exception of Florida and Missouri state deferred tax assets and state tax loss carryforwards, is more likely than not at December 31, 2019.

State tax loss carryforwards at December 31, 2019 of approximately $368,257 will expire in varying amounts in the years 2024 through 2039.

As of December 31, 2019, no audits are currently in process that would have a material impact on the Company's effective tax rate. The Company is no longer subject to federal, state, or local tax audits for the years prior to 2016.

5. Related-Party Transactions

The Company maintains its cash balances at the Bank. As of December 31, 2019, the cash balance was $887,502.

Substantially all of the Company's lending and financing transactions are entered into with the Parent or an affiliate of the Parent. Additionally, investment transactions are conducted with an affiliate of the Parent and related custodial services for these investments are with the Bank.

The Company provides distribution and sales services related to the BMO Funds under agreements with BMO Asset Management Corp., the BMO Funds advisor. At December 31, 2019, accounts receivable from affiliate was $253,700 which represents costs incurred on behalf of BMO Asset Management Corp and fees receivable.

The Company may enter into agreements with entities related through common ownership for various support services. At December 31, 2019, the payable to affiliates was $15,614 which represents expenses payable to the Bank.

6. Employee Benefit Plans

The Company is a participating employer in retirement plans offered to BMO's U.S. eligible employees. BFC has grown over time and plan participants include employees of the Company, other BFC subsidiaries and the BMO U.S. Branch.

BFC sponsors a noncontributory defined benefit pension plan covering the Bank's eligible employees that were hired prior to April 1, 2016. Certain employees participating in the plan are also covered by a supplemental unfunded retirement plan. The purpose of the supplemental plan is to extend full retirement benefits to individuals hired prior to April 1, 2016 without regard to statutory limitations for qualified funded plans.

For employees hired prior to January 1, 2002, the plan's benefit formula is a final average pay formula based upon length of service and an employee's highest qualifying compensation during five consecutive years of active employment less an estimated Social Security benefit. For employees hired on or after January 1, 2002, the plan's benefit formula is an account-based formula based upon eligible pay, age and length of service.

On March 1, 2016, BFC announced that it would no longer offer the defined benefit pension plan or supplemental unfunded retirement plan to employees hired on or after April 1, 2016 and that it would freeze the plans on March 1, 2017 for employees hired prior to April 1, 2016. The final average pay formula will continue to reflect future earnings and the account-based formula will continue to reflect annual interest credits. However, under both benefit formulas, service credits stop as of March 1, 2017. The pension plan was amended effective April 1, 2016 to reflect the changes. In accordance with ASU 2015-04, "Compensation-*Retirement Benefits (Topic 715): Practical Expedient for the Measurement Date of an Employer's Defined Benefit Obligation and Plan Assets,"* the benefit obligation and plan assets were remeasured as of March 31, 2016.

The policy for the defined benefit pension plan is to have the participating employers, at a minimum, fund annually an amount necessary to satisfy the requirements under the Employee Retirement Income Security Act ("ERISA"), without regard to prior years' contributions in excess of the minimum. During the year ended December 31, 2018, the Company contributed $34,135 to the pension trust. The Company records liabilities related to its participation in the pension and supplemental unfunded retirement plans in the Statement of Financial Condition. The pension plan and supplemental unfunded retirement plan liabilities of the Company were $137,140 and $136,704, respectively, as of December 31, 2018.

BFC sponsors a defined contribution plan that is available to the Company's eligible employees. The 401(k) employer matching contribution is based on the amount of eligible employee contributions. In addition, on March 1, 2016, BFC introduced an automatic employer core contribution to the 401(k) savings plan that began immediately for employees hired on or after April 1, 2016 and March 1, 2017 for employees hired prior to April 1, 2016. BFC also introduced a non-qualified defined contribution plan, the purpose of which is to extend additional retirement benefits to individuals without regard to certain statutory limitations for qualified defined contribution plans. The plan is effective January 1, 2017 for employees hired on or after April 1, 2016 and March 1, 2017 for employees hired prior to April 1, 2016.

7. Net Capital and Other Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2019, the Company's net capital of $3,412,759 was in excess of the minimum requirement by $3,248,115.

8. Subsequent Events

Effective January 1, 2020 the Company has ceased to act as the mutual fund distributor for the BMO Funds and has withdrawn as a registered broker dealer. The Company's Intermediary Sales operation has transfered to BMO Asset Management Corp, a subsidiary of the Parent. The Company is expected to be dissolved in 2020, at which time all remaining net assets and liabilities will be distributed to the Parent.